www.linkedin.com/in/vikas-choudhary1 (LinkedIn)

Top Skills

Executive Management

Board Governance

Board Advisory Services

Languages

English (Professional Working)

Certifications

NACD Directorship Certification®

Corporate Governance - Effectiveness and Accountability in Boardroom

Leading Change and Organizational Renewal

Publications

Electromechanical loops for High Performance and Robust Gyroscope System Design

5 Strategies for Creating and Capturing Value in Battery Market

Phase-Locked Loop Based Integer-N RF Synthesizer

Phase-Locked Loop-Based Integer-N RF Synthesizer

RF SOI Enables 5G mMIMO Active Antenna Systems

Patents

Jitter tolerance improvement by phase filtration in feed-foward data recovery systems

Wideband mixer

Hot-pluggable differential signaling driver

Spread-Spectrum MEMS Self-Test System and Method

High speed phase frequency detector

Vikas Choudhary

Vice President | Technology Executive | Board Member, NACD.DC | Seed Investor | Impatient Learner | Delivers growth through power of aligning strategies across Business, Product, Market & Culture
San Diego, California, United States

Summary

Vikas Choudhary is a unique and powerful combination of value based executive leadership, and in-depth technical expertise, pioneering several fields. At executive and board level he is known for providing a blueprint for sustainable growth through strategy formulation, facilitating cultural and strategy alignment, stakeholder engagement, and financial governance leadership.

Vikas executes on transformational strategies through partnering with the CEO and hiring and building a highly resilient and talented executive organization. His frameworks will lead organization to realizing their true potential to a given market dynamics and provides focus through KPI that matter.

Vikas will further bring to bear his deep experience in product launches, M&A, P/L management, negotiation skills, and global business acumen specializing in Wireless Infrastructure (5G/6G), Industrial automation, eMobility/automotive, and IoT market segments. This has resulted in launch of several 1B$+ TAM product lines in multi-markets and across the

A $1B+ P/L leader. .Vikas brings topical value to executive governance and leads with thought leadership and partnership on:

: Business and Cultural alignment, Strategic Plan and competitive differentiation, Technology and Product Strategy, Go to Market, Alignment of Sales & Marketing
: data-driven organizational transformation, financial process automation, sales and marketing integration and digitalization across tech-stack.
: ensuring cybersecurity governance and cultural alignment across organization

: P/L management , M&A strategy – financial and strategic, due-diligence, licensing

: Executive member, Talent & Compensation committee, M&A Committee, Academic Research Direction, Non-Profit

Vikas is also a   in startups that have ability to transform lives around and is led by Entrepreneurs who are authentic and have fire in belly to make a change.

For select board and investment conversation, please reach out at : vikas_choudhary@hotmail.com

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Experience

MaxLinear
VP & GM, Interfaces (Ethernet) and Storage
April 2024 - Present (1 month)
Carlsbad, California, United States

(NASDAQ: MXL)

Driving the next generation of Storage and interface solutions for next generation data centers and hyperscalors.

United Planet
Board Member
October 2023 - Present (7 months)
Honored and proud to be a board member at United Planet, which is on a mission to unlocking ones potential as a global citizen. With a vision to create a peaceful, cohesive and sustainable world, United Planet has partnerships all over the world and fosters cross-cultural understanding for a shared challenge to unite the world in "A Community Beyond Borders".

Volektra
Board Member
October 2022 - Present (1 year 7 months)
Assisting the leadership team with investor relationship, fundraising initiatives and developing global market entry strategies with an ultimate goal to achieve promised financial and sustainability goals to investors.

Volektra is democratizing sustainable mobility through

♦ Worlds first Magnet free motor that outperform traditional and ecologically damaging magnet based motors

♦ Profitable business models that promise 150x growth over 5 year time-frame

pSemi, A Murata Company
Vice President | General Management, Global Sales, Marketing & System Engineering
September 2020 - March 2024 (3 years 7 months)
San Diego, California, United States

Responsible for Strategic Direction, P/L management towards profitable growth, Global Sales, Distribution Channel, Investment and M/A decisions.

Spearheading business and product strategy across Mobile, Connectivity, Wired and Wireless (5G/6G) Infrastructure and high-performance multi-market business.

UC San Diego
Board Member
September 2020 - March 2024 (3 years 7 months)
San Diego, California, United States

http://cwc.ucsd.edu

As a board member, I am in thought partnership with faculty, staff and industry affiliates in steering the pioneering wireless research program. Through our joint efforts we will maximize potential impact by harnessing creative input from diverse industries while simultaneously creating valuable IP suitable for commercialization.

Analog Devices
Marketing and Strategy Head, Battery Electronics | Automotive Safety Sensors
October 2009 - September 2020 (11 years)
Greater Boston Area

(NASDAQ: ADI) Held various business and management leadership roles for eMobility and automotive business units. I worked with some of the best and brightest individuals as well was fortunate to be groomed as a "leader with purpose". My team launched products that are found in millions of EV and ICE cars, enabled the modern Lithium battery manufacturing and has provided the teeth to several industrial automation initiatives.

PMC Sierra
Product Line Manager, High Speed and RF products
September 1998 - September 2009 (11 years 1 month)
Vancouver, Canada Area

(NASDAQ: MCHP)

Held various positions of increasing responsibility of management and design over the most exciting 11 years of my career.

♦ Launched industry's first CMOS RFIC Triband Radio (802.16e).
♦ Chartered and executed a vision for India R&D Centre; hired, mentored, and expanded the design center to a thriving innovative mixed signal product centre.
♦ Provided thought leadership to local community towards development of an effective India Design Centre
♦ Cultivated in-depth expertise in the design of LNA, mixers, PA, PLLs, silicon evaluation and HF analysis of package, and boards.
♦ Designed the first digital clock and data clock recovery circuit that got leveraged into multiple products

Silicon Systems (a TI Company)
Sr. Engineer
January 1998 - September 1998 (9 months)
Singapore

Led the development of TI's first CMOS read-channel technology. Demonstrated first silicon success in a record time. My first insights into developing advanced Mixed Signal Circuits using advanced DSP alogorithms

STMicroelectronics
Engineer/Sr. Engineer
February 1995 - December 1997 (2 years 11 months)
Noida Area, India

Foundation of career in IC industry. Led the development of Analog IP used for ST's 'internal 130nm CMOS process qualification. Oversaw college recruitment program and helped hire many that hold senior positions across the industry.

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Education

Northwestern University - Kellogg School of Management
Master of Business Administration - MBA, Marketing & Strategy

University of California, Los Angeles
MSEE, Signal Processing

Birla Institute of Technology, Mesra
B.Engg, Electronics and Communication